UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-41568

Erayak Power Solution Group Inc.

No. 528, 4th Avenue

Binhai Industrial Park

Wenzhou, Zhejiang Province

People’s Republic of China 325025

+86-577-86829999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

As previously reported, on September 3, 2025, ERAYAK Power Solution Group Inc. (the “Company”) received a letter from The Nasdaq Stock Market LLC (“Nasdaq”), notifying that the Company is not in compliance with Nasdaq Listing Rule 5810(c)(3)(A)(iii) (the “Low Priced Stocks Rule”), as the Company’s securities had a closing bid price of $0.10 or less for the last ten consecutive trading days. The letter indicated that, as a result, the Nasdaq staff determined to delist the Company’s securities from The Nasdaq Capital Market (the “Delisting Determination”). The letter also indicated that the bid price of the Company’s Class A ordinary shares had closed at less than $1 per share over the previous 30 consecutive business days, and as a result, the Company is not in compliance with Listing Rule 5450(a)(1).

The Company subsequently requested a hearing to appeal the Delisting Determination, which stayed the Delisting Determination of the Company’s securities.

To regain compliance, on September 8, 2025, the shareholders and Board of Directors of the Company approved the 220-for-1 reverse stock split of the Company’s ordinary shares in accordance with Cayman law and the corresponding filing of the ratio change, which was duly filed with the Cayman Registrar on the same day. The reverse stock split was subsequently approved by Nasdaq to take effect on September 30, 2025, on Nasdaq Capital Market.

On October 14, 2025, the Company received a letter from Nasdaq confirming that the Company regained compliance with the minimum bid price requirement set forth in Rule 5550(a)(2) of the Nasdaq Listing Rules. The hearing to appeal the Delisting Determination was also cancelled accordingly. For ten consecutive business days, beginning from September 30, 2025 to October 13, 2025, the closing bid price of the Company’s Class A ordinary shares has been at $1.00 per share or greater, and therefore the Company has regained compliance with the Nasdaq Capital Market’s listing requirements, effective October 14, 2025.

As of the date of this report, the Company has 854,061 Class A ordinary shares outstanding.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Erayak Power Solution Group Inc

Date: October 15, 2024	By:	/s/ Lingyi Kong
	Name:	Lingyi Kong
	Title:	Chief Executive Officer

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